SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release Events

Investor Relations

Meetings: In São Paulo:
May 9, 2006, at 8:30 a.m.
(Brazilian Official Time)

In Rio de Janeiro:
May, 12, 2006, at 8:30 a.m.
(Brazilian Official Time)

Brazilian Conference Call:
May 5, 2006, at 9:00 a.m. U.S. EST
(10:00 a.m. Brazil)

International Conference Call:
May 5, 2006, at 11:00 a.m. U.S. EST
(12:00 a.m. Brazil)

For more information, visit our website at www.braskem.com.br our contact our IR Department.

José Marcos Treiger
Investor Relations Director
Tel:(55 11)34439529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
Investor Relations Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira Investor
Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

Net Income Reaches R$ 122 million in 1Q06
EBITDA Reaches R$400 million

São Paulo, May 4, 2006 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today its results for the first quarter of 2006 (1Q06).

The 1Q06 results set forth in this release are derived from Braskem’s consolidated results of operations, and have been compared with Braskem’s results for the first quarter of 2005 (1Q05), except where otherwise indicated. The consolidated balance sheet, cash flow statement and income statement attached hereto have been subject to a limited review by Braskem’s independent auditors and also reflect the elimination of the accounting effects of CVM Instruction 247 (therefore only those investments under Braskem’s direct control are consolidated, and Braskem’s stakes in Politeno Indústria e Comércio S.A., COPESUL- Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S.A. are recognized through the equity accounting method) and include the accounting effects of CVM 408 and of ‘OFÍCIO-CIRCULAR/CVM/SNC/ SEP Nº 01/2006’, which require the recognition of Securitized Receivables Funds (Fundo de Investimento em Direitos Creditórios or FIDC) as indebtedness. On March 31, 2006, the Brazilian Real / U.S. dollar exchange rate was R$2.1724 per U.S.$ 1.00.

1. Main Highlights
  Braskem is implementing a stock buy-back program to repurchase some of its class A preferred shares (BOVESPA: BRKM5) and common shares (BOVESPA: BRKM3), taking advantage of the opportunity to create value given the current significant discount in Braskem’s share price. The stock buy-back program will be carried out over a 180-day period and may result in the repurchase of up to 13,896,133 class A preferred shares (8.25% of Braskem’s outstanding class A preferred shares), and up to 1,400,495 common shares (7.07% of Braskem’s outstanding common shares).
  Braskem acquired control of Politeno’s total share capital, and now holds 100% and 96.15% of Politeno’s voting and total share capital, respectively. This acquisition is strategically important to Braskem because it provides Braskem with a diversified high-quality product portfolio, technological innovation and contributes to Braskem’s overall expertise. Braskem’s management of Politeno is expected to enable the Company to capture additional synergies estimated to be worth U.S.$ 110 million, based on net present value, as calculated by Monitor, an consulting company of international standing. The initial amount paid by Braskem on April 6, 2006 to Politeno’s other shareholders for their preferred and common shares of Politeno was U.S.$ 111 million.
  On March 31, 2006, Petrobras, Petroquisa and Braskem announced the expiration of the Petroquisa Option, which if exercised would have allowed Petroquisa to increase its ownership interest in Braskem’s voting share capital from 10% to 30%. The Petroquisa Option was not exercised due to the fact that it was not possible to agree upon the terms and conditions necessary to create value to all of Braskem’s shareholders.
  On April 17, 2006, Braskem and Pequiven announced the execution of an agreement to implement what would be the most competitive petrochemical complex in the Americas, the “Jose Project”, which is expected to produce over 1.2 million tons of ethylene from natural gas, as well as polyethylene and other second generation products. In addition, Braskem and Pequiven continue their ongoing project to construct a new polypropylene (PP) plant in Venezuela at the “El Tablazo Complex”, with an estimated annual production capacity of 400,000 tons and investments estimated at approximately U.S.$370 million.
  In April, Braskem issued new 9.0% perpetual bonds in the aggregate principal amount of U.S.$ 200 million. The bonds are callable, at the company’s discretion, on a quarterly basis on or after April 2011. This issuance increased the average tenor of Braskem’s debt to 16 years.
  In the 1Q06, Braskem’s EBITDA totaled U.S.$ 183 million, compared to U.S.$ 258 million in the 1Q05. This decrease was due to increased costs, principally as a result of an increase in the price of naphtha for the period, which increased Braskem’s costs by U.S.$ 122 million when compared to 1Q05.

  In Brazilian reais, EBITDA totaled R$ 400 million, compared to EBITDA of R$ 688 million recorded during the 1Q05. This decrease reflects the impacts of the appreciation of the Brazilian real against the U.S. dollar and of increased naphtha prices on our results of operations. Braskem’s 1Q06 operational results includes non-recurring operating revenue from the reversal of a tax provision (PIS/COFINS) based on a final Brazilian court decision in an aggregate amount of R$ 112 million.
  Braskem’s net profit was R$ 122 million in the 1Q06, as compared to a net profit of R$ 206 million in the 1Q05. In the fourth quarter of 2005 (4Q05), Braskem reported a net loss of R$ 5 million.
  In April, Standard & Poors’ rating agency upgraded Braskem’s local currency risk rating, from ‘brAA-’ with a positive outlook to ‘brAA’ with a stable outlook. Two weeks later, Fitch Ratings also upgraded Braskem’s risk rating, from ‘BB-‘ to ‘BB’. Fitch’s local currency risk rating remains ‘BB+’. Both ratings are above the corresponding sovereign risk ratings and reflect Braskem’s solid cash flow.
  In the 1Q06, Braskem’s capital expenditures totaled R$ 172 million (including R$ 30 million in programmed maintenance stoppages), compared to R$ 75 million in capital expenditures during the 1Q05. These investments were made to increase Braskem’s production capacity and productivity levels, and to improve its environmental protection standards, among others.
2. Operating Performance

Braskem’s operating strategy is based upon the optimization of the use of its assets through the maintainance of high production capacity utilization rates in all of its Business Units.

During the 1Q06, and in order to be prepared to take advantage of the possibility of higher domestic demand for Braskem’s products as of 2Q06, the Company scheduled maintenance stoppages in its second generation plants. As a result, Braskem’s capacity utilization rates in the 1Q06 decreased due to (1) a maintenance stoppage at Polialden’s polyethylene (PE) plant in the State of Bahia, (2) a maintenance stoppage in January and February of one of Braskem’s PP plants in the Triunfo Complex, (3) a maintenance stoppage in the MVC Unit (Vinyls), and (4) lower production levels of ethylene, due to the decreased consumption of this product by its internal customers.

The annual production capacity utilization rates of Braskem’s major products are shown below:

Maintenance Stoppages during 1Q06	*Includes 50Kt of additional capacity as of 4Q05
Polialden's PE Plant

MVC Plant in Camaçari Complex

PP Plant in Triunfo Complex

The production capacity of the Polyolefins Business Unit decreased by 4% during the 1Q06 when compared to the 1Q05 and the 4Q05. The decrease in production of PE and PP resulted from the programmed maintenance stoppages mentioned above. Consequently, the annual production capacity utilization rates were 88% for PP and 85% for PE in the 1Q06.

In addition to the 30,000 tons of PE capacity added during the 4Q05, an ongoing “debottlenecking” program will add another 30,000 tons of annual PE capacity by the end of the 2Q06. These capacity increases will enable Braskem to increase the production of Braskem Flexus® that it offers, in particular to meet the needs of the higher value-added cardboard packaging market.

In the Vinyls Business Unit, the production capacity utilization rate of PVC, its principal product, increased in the 1Q06 to 87%, principally as a result of the R$112 million invested made in the Alagoas plant, which increased Braskem’s production capacity by 50,000 tons in December 2005. When compared to the 4Q05 and the 1Q05, the total production of PVC increased by 2% and 4%, respectively. This increase was offset by the programmed maintenance stoppage in the MVC plant (raw material for PVC) in Bahia.

Braskem is prepared to expand its annual production capacity of PVC to 100,000 tons, of which 50,000 tons will be produced in its plant in Camaçari and 50,000 tons will be produced in its plant in Alagoas, if the domestic demand for PVC increases. Braskem expects increased demand in the domestic PVC market as a result of the growth potential of the Brazilian housing and infrastructure markets over the next few years.

In the 1Q06, the Basic Petrochemicals Business Unit recorded a 3% decrease in the production levels of its major products, ethylene and propylene, compared to the 4Q05 and the 1Q05, as a result of the programmed maintenance stoppage, as mentioned above.

Production Volume - tons	1Q06 (A)	4Q05 (B)	1Q05 (C)	Chg% (A)/(B)	Chg% (A)/(C)

Polyolefins Unit
. PE´s - Polyethylene	183,452	184,700	195,182	(1)	(6)
. PP - Polypropylene	121,435	133,057	123,976	(9)	(2)
. Total (PE´s + PP)	304,888	317,757	319,158	(4)	(4)

Vinyls Unit
. PVC - Polyvinyl Chloride	109,419	107,506	113,477	2	(4)
. Caustic Soda	112,302	109,787	125,157	2	(10)

Basic Petrochemical Unit
. Ethylene	283,636	289,238	295,679	(2)	(4)
. Propylene	135,368	143,006	138,563	(5)	(2)

2.2 - Commercial Performance

Braskem offers its clients a highly diversified range of products and services. Consequently, during 1Q06, Braskem was able to focus on the prices of its products, particularly the prices of its thermoplastics resinsproductsin connection with thermoplastic resins. In addition, during the 1Q06, Braskem chose to reduce its exports due to a potential increase in international prices of thermoplastic resins, expected to begin in the 2Q06.

Total sales volumes of thermoplastic resins in the domestic and export market were 317,000 tons and 87,000 tons, respectively, which included increased sales of PP and PVC due to a Brazilian demand recovery. Total sales volumes of thermoplastic resins in the domestic and export markets increased by 1% when compared to the total sales volume of 400,000 tons in the 4Q05. Sales volumes during the 1Q06 decreased by 6% compared to the 1Q05, primarily as a result of a 21% decrease in exports.

Sales Volume - tons	1Q06 (A)	4Q05 (B)	1Q05 (C)	Chg% (A)/(B)	Chg% (A)/(C)

Polyolefins Unit
. PE´s - Polyethylene	170,287	174,607	203,835	(2)	(16)
. PP - Polypropylene	121,619	121,164	130,567	0	(7)
. Total (PE´s + PP)	291,906	295,770	334,402	(1)	(13)

Vinyls Unit
. PVC - Polyvinyl Chloride	111,745	104,563	95,576	7	17
. Caustic Soda	105,351	121,070	119,137	(13)	(12)

Basic Petrochemical Unit
. Ethylene*	278,197	290,373	290,968	(4)	(4)
. Propylene*	128,941	152,694	136,741	(16)	(6)

* Includes sales/transfers to Braskem’s Business Units

In the Polyolefins Business Unit, the sales volumes of PP in the domestic market increased by 7% compared to the 4Q05 and by 1% compared to the 1Q05. Export sales volumes of PE increased by 19% compared to the 4Q05. Total sales volumes of PE in the domestic market decreased by 11% and 14% in the 4Q05 and the 1Q05, respectively. This decrease in sales volumes of PE reflects (1) the the entry of a new competitor in the domestic market in the 1Q06, Rio Polímeros (RioPol), and (2) the non-recurring sale by Braskem of 12,000 tons of PE to RioPol during the 1Q05. Braskem believes that the effects resulting from the entry of RioPol in the market are already fully evidenced in its 1Q06 results.

In the Vinyls Business Unit, total PVC sales volumes in the domestic and export markets increased by 17% compared to the 1Q05. In the domestic market, 14,000 additional tons were sold during the 1Q06 compared to the 1Q05, which is evidence of this product’s market growth potential.

In the Basic Petrochemicals Business Unit, ethylene and propylene sales volumes were adversely affected by some programmed maintenance stoppages undertaken in the second generation plants. These stoppages also caused a decrease in sales of by-products, such as butadiene and aromatics, which, in addition, suffered a decrease in prices due to higher oil prices.

This unit plays an important role in Braskem’s exports, in particular exports of propylene and aromatics.

3. Competitive Management
3.1. Business Competitiveness:

The goal of “Braskem +”, a program created in 2004, is to position Braskem among the world’s most competitive petrochemical companies. This program also represents an important and additional potential for productivity gains for Braskem, estimated to total R$420 million on an annual and recurring basis once the program is completed. “Braskem +” is structured to increase Braskem’s ability to create value in all stages of the petrochemical cycle.

The results achieved through the end of 1Q06 represented gains amounting to R$270 million, on an annual and recurring basis, compared to the R$218 million originally estimated for this period when the project was first created.

The benefits of the Braskem + program are reflected in several of Braskem’s units and include significant productivity gains, lower energy consumption, lower maintenance costs and improvements in several operating processes at Braskem’s plants.

4. Financial and Economic Performance

4.1. Net Revenue

Braskem’s commercial policy is designed to align the prices of its products with those in the international markets. In addition, Braskem has a highly diversified range of products and services, which enabled the Company to opt for higher price margins in the 1Q06. Consistent with this scenario, and due to the appreciation of the Brazilian real during this period, the average price of resins in the domestic market, in dollars, increased by 4% in the 1Q06, compared to the 1Q05. When compared to the 4Q05, prices were relatively stable, increasing by 1%. In Brazilian reais, Braskem recorded price decreases of 15% and 2% compared to the 1Q05 and the 4Q05, respectively, resulting from the appreciation of the Brazilian real against the U.S. dollar during this period (17.6% and 2.4% during the 1Q05 and the 4Q05, respectively).

In the 1Q06, Braskem’s net revenue was U.S.$1.2 billion, in line with net revenue recorded during the 1Q05 and 6% lower than net revenue recorded in 4Q05, which equaled U.S.$1.3 billion.

Net revenue in reais was R$2.6 billion, 7% and 14% lower than net revenue recorded in the 4Q05 and in 1Q05, respectively. These variations resulted from lower prices of our products, in reais, and the decrease in sales, in particular when compared to the 1Q05.

4.1.1 - Exports

Braskem maintained its long-term commitment to its strategic clients in the most attractive export markets. Even while favoring the recovering domestic market, its net export revenue amounted to U.S.$ 242 million in the 1Q06, compared to U.S.$ 261 million recorded during the 1Q05. This decrease was due to Braskem’s decision to keep higher inventories of products which are expected to be sold for possibly higher international prices beginning in the 2Q06. Some improvement in international prices of Braskem’s products have been observed as of last April.

4.2. Cost of Goods Sold (CoGS)

During the first quarter of 2006, Braskem’s cost of goods sold (CoGS) was R$ 2.3 billion, in line with the 4Q05 and the 1Q05. During the 1Q06 as compared to the 1Q05, Braskem’s expenses increased by U.S.$ 122 million due to the 27% increase in the price of naphtha during this time, and U.S.$14 million due to the increase in energy costs (power, gas, steam, fuel, etc) resulting from higher oil prices during the same period, and were offset by a decrease in sales volumes and a 17.6% appreciation of the Brazilian real from the 1Q05 to the end of the 1Q06.

The average ARA (Amsterdam-Rotterdam-Antwerp) price of naphtha was U.S.$ 537 per ton in 1Q06, representing a 7% and 25% increase compared to the price of naphtha during the 4Q05 and 1Q05, respectively. The 2% appreciation of the Brazilian real against the U.S. dollar, on average between the 4Q05 and the 1Q06, partially offset this impact. When compared to the 1Q05, the Brazilian real appreciated by 18% against the U.S. dollar. The total cost of ethylene/propylene purchased from Copesul during the 1Q06 increased by R$74 million when compared to 1Q05 and increased by 20% when compared to the 4Q05.

During the 1Q06, Braskem purchased 1,050,000 tons of naphtha and condensate, of which 832,000 tons (79%) were purchased from Petrobras, its major raw material supplier. The remaining 218,000 tons (21%) were imported directly by the Company, primarily from Northern Africa countries. Braskem also started to purchase naphtha from Pequiven as of April 2006.

Due to the introduction of the new Brazilian Provisional Measure 255 (MP 255) on local taxes, effective as of March 2006, Braskem was granted a net 3.65% (the spread between credit and debt of the applicable tariff percentages for both PIS and Cofins taxes) tax credit over all of its naphtha purchases. This tax credit, when taking into account Braskem’s naphtha consumption and the naphtha ARA price during the 1Q06 on an accumulated basis would reduce Braskem’s CoGS by approximately R$180 million during 2006.

Depreciation and amortization expenses during the 1Q06 totaled R$ 114 million, a 20% increase compared to the R$95 million recorded in the 4Q05, and a 24% increase compared to the 1Q05. This variation was primarily due to the implementation of several capex projects completed in 2005.

4.3. Selling, General and Administrative Expenses (SG&A)

Due to the Company’s ongoing efforts, Braskem’s general and administrative expenses were reduced by 16% from the 4Q05 to the 1Q06. This reduction though was partially offset by the 30% increase in selling expenses resulting from a non-recurrent reversal on Braskem’s provision for doubtful accounts in 4Q05, as explained in Braskem’s FYE2005 financial results. In the 1Q06, total SG&A expenses were R$ 169 million, in line with SG&A expenses in 1Q05, and 8% above the 4Q05 SG&A registered expenses.

4.4. EBITDA

Braskem’s EBITDA totaled R$400 million in the 1Q06, compared to R$688 million in the 1Q05. During the 1Q06, Braskem recorded non-recurring revenue of R$112 million in connection with the reversal of the tax provision for PIS/COFINS, based on a recent and final Brazilian court decision (for more information regarding this reversal, see Explanatory Notes to the Company’s Quarterly Financial Information). When denominated in U.S. dollars, EBITDA in the 1Q06 totaled U.S.$183 million, compared to U.S.$213 million recorded in the 4Q05 and U.S.$258 million in the 1Q05.

Compared to the 1Q05, the main reasons for Braskem’s decrease in EBITDA were (i) the appreciation of the Brazilian real during the period, which affects 100% of the Company’s revenue and only positively impacts 80% of its costs, (ii) the significant increase in naphtha prices, its major raw material, in line with the increase in international oil prices, and (iii) the decrease in sales volumes, compared to the 1Q05.

4.5. Investments in Subsidiaries and Associated Companies

In the first quarter of 2006, Braskem’s results from investments in subsidiaries and associated companies totaled R$62 million, compared to R$14 million recorded in the 4Q05, excluding goodwill amortization expenses derived primarily from investments in Copesul, Politeno and Petroflex. It’s worth noting that Copesul had a programmed maintenance stoppage during the 4Q05. These results were R$17 million below 1Q05 figures, when the petrochemical sector as a whole performed better.

(R$ thousand)
Investments in Subsidiaries and Associated	1Q06	4Q05	1Q05
Companies
Subsidiaries - Equity Method	(1)	518	(5,096)
Associated Companies - Equity Method	65,985	22,043	88,854
. Copesul	61,115	17,225	63,923
. Politeno	3,485	3,115	13,112
. Others	1,386	1,702	11,820
Exchange Variation	148	(8,920)	(5,635)
Others	(3,984)	66	462
Subtotal (before amortization)	62,148	13,707	78,585
Amortization of goodwill/negative goodwill	(38,433)	(38,241)	(37,924)

TOTAL	23,715	(24,535)	40,662

4.6. Net Financial Result

The Company’s vendor and interest expenses totaled R$117 million in the 1Q06, a 12% decrease compared to the 1Q05, reflecting the incremental reduction of interest rates by the Central Bank of Brazil. Expenses were in line when compared to the 4Q05.

The negative exchange rate variation recorded in Braskem’s financial results reflects the appreciation of the Brazilian real against the dollar, since part of the Company’s cash was held in dollars and some of its assets were in foreign currency.

In the 1Q06, Braskem’s net financial result, excluding the effects of exchange rate and monetary variations, totaled an expense of R$179 million, in line when compared with the 1Q05.

(R$ million)
	1T06	4T05	1T05
Financial Expenses	20	(585)	(283)
Interest / Vendor	(117)	(115)	(133)
Monetary Restatement	(58)	(62)	(53)
F/X on Liabilities	295	(312)	(25)
CPMF/IOF/Income Tax/Banking Expe	(19)	(28)	(25)
Other	(81)	(68)	(47)
Financial Revenue	(102)	152	40
Interest	37	40	28
Monetary Restatement	2	3	4
F/X on Assets	(141)	109	8

Net Financial Result	(81)	(433)	(242)

(R$ million)
	1T06	4T05	1T05

Net Financial Result	(81)	(433)	(242)

Foreign Exchange Gain Variation (F/X)	154	(203)	(17)
Monetary Restatement (MR)	(56)	(59)	(48)

Financial Result less F/X and MR	(179)	(170)	(177)

The tables above include the effects of the OFÍCIO-CIRCULAR/CVM/SNC/ SEP Nº 01/2006, which require the recognition of Securitized Receivables Funds (Fundo de Investimento em Direitos Creditórios or FIDC) as indebtedness and the effects of the CVM 408 rule, which require the consolidation of the special purpose companies. For your analysis/comparison, the same tables excluding these items are made available in exhibit VI.

4.7. Net Income

Braskem’s net income totaled R$122 million in the 1Q06, compared to R$206 million in the 1Q05 and to a R$5 million loss in the 4Q05. This result reflects Braskem’s solid operating performance and its improved financial results, stemming from the Company’s capital discipline.

4.8. Free Cash Flow

The operating cash flow before changes in working capital totaled R$277 million in the 1Q06, compared to R$360 million recorded during the 4Q05, primarily due to a decrease in EBITDA. In addition, Braskem’s working capital needs for the period totaled R$296 million due to (1) the increased purchase of Brazilian naphtha (which purchases are required to be paid in full in a relatively short period of time), in line with Braskem’s strategy of keeping a flexible source of this raw material, (2) increased inventories, due to the increased prices of raw material and increased inventories of finished products, (3) increased tax obligations to be recovered, due to increased naphtha prices, and (4) decreased tax obligations due to the acknowledgement of a non-recurrent tax (PIS/Cofins) revenue.

R$ million	1Q06	4Q05	1Q05

G.OC. Antes de Capital de Giro	277	360	591

Operating Cash Flow	(19)	961	759

Interest Paid	(74)	(134)	(41)
Investment Activities	(164)	(340)	(122)

Free Cash Flow	(257)	487	595

Taxes Paid	(4)	(3)	(15)

4.9 - Capital Structure and Liquidity

As ofthe 1Q06, Braskem’s financial statements comply with CVM Instruction 408, as explained above. This Instruction affects Braskem’s financial results, indebtedness, leverage indicators, and capital structure. The major effect is the recognition of the FIDCS as indebtedness since previously they were recorded as a reduction in accounts receivables.

Braskem has been extending its average debt maturity to a long-term maturity profile and reducing its financial indebtedness in order to become more efficient in allocating funds for working capital and reducing its foreign exchange rate risks. As of the end of the 1Q06, Braskem had 47% of its debt denominated in U.S. dollars, compared to 70% at the end of the 1Q05.

Braskem’s cash and cash equivalents amounted to R$2.1 billion on March 31, 2006, compared to R$2.2 billion recorded on December 31, 2005.

Braskem’s net debt on March 31, 2006 was R$3.5 billion, consistent with the balance on December 31, 2005, which amounted to R$3.4 billion. When denominated in U.S. dollars, Braskem’s net debt was U.S.$ 1.6 billion in the 1Q06, compared to U.S.$1.5 billion in the 4Q05. Excluding the effects of CVM 408, net debt would have increased from R$2.8 billion in the 4Q05 to R$3 billion in the 1Q06.

Braskem’s financial leverage, measured by its net debt/EBITDA ratio, increased from 1.63x on December 31, 2005 to 1.97x on March 31, 2006. Excluding the effects of CVM 408, leverage would have increased from 1.36x to 1.67x.

In April, Standard & Poors reviewed Braskem’s ‘National Scale’ risk ratings and upgraded its rating risk from ‘brAA-‘ with positive outlook to ‘brAA’ with stable outlook based on positive expectations for Braskem over the medium-term in connection with its capital structure, liquidity and the essentials of the petrochemical cycle. Two weeks later, Fitch Ratings also upgraded Braskem’s foreign currency risk rating from ‘BB-’ to ‘BB.’ Braskem’ s current local currency risk rating is ‘BB+.’ These risk ratings are higher than the Brazilian sovereign rating and risk.

Braskem’ s efforts to extend its debt profile during 2005 resulted in the an average tenor of its debt of 9.3 years by the end of the 1Q06. Following the recent issuance of its perpetual bonds ina an aggregate principal amount of U.S.$ 200 million in April 2006, Braskem’s average debt maturity increased to 16 years. Excluding the subordinated debentures due in 2007 and held by the controlling shareholders, current average debt maturities would represent 50% of Braskem’s annual depreciation and amortization figures.

The following graph shows the Company’s amortization schedule as of March 31, 2006.

5. Investments

Braskem’s capital expenditures in projects, which seek high returns, and its capital expenditures in the “Braskem +” and “Fórmula Braskem” programs totaled R$ 172 million in the 1Q06, compared to R$ 75 million in the 1Q05. These investments were allocated to operational, technological, health, safety and environmental areas, benefiting all of Braskem’s business units. The increase in capex is primarily due to investments in the Basic Petrochemicals Unit, specifically, in the expansion of isoprene production capacity, and in investments in the “Fórmula Braskem” program.

These investments include R$30 million in programmed maintenance stoppages, in order to maintain Braskem’s plants’ high levels of operational reliability and to be prepared the Company for the potential and anticipated economic growth in Brazil.

Braskem will proceed with its investment program in 2006, with expected total investments of R$900 million. Among the most relevant of these programs are the 350,000 ton Polypropylene project in Paulínia, expected to commence operations by the end of 2007; the 30,000 ton increase in annual polyethylene production capacity; the 8,500 ton increase in annual isoprene production capacity; the increase in storage capacity in Aratu, state of Bahia; and the “Fórmula Braskem” project.

6. Capital Market and Investor Relations

Braskem’s publicly traded shares reached approximately 52.1% of its total capital stock (“Free-Float”) and the liquidity of the shares on the BOVESPA and the NYSE significantly increased over the last quarters.

The average daily trading volume of Braskem’s class “A” preferred shares on the BOVESPA (BRKM5) remained relatively stable, from an average of R$30.1 million traded per day on average in the 1Q05 to an average of R$26.9 million traded per day in the 1Q06, with a significant decrease in the average Brazilian real amount traded per day March 2006 in anticipation of Petroquisa’s decision with respect to its Option, which it decided not to exercise on March 31, 2006. On the NYSE, Braskem’s ADR (BAK) also maintained the same average trading volume, decreasing from an average of U.S.$ 5.1 million per day in the 1Q05 to an average of U.S.$ 4.9 million per day in the 1Q06.

The traded volumes presented above ranked Braskem´s shares, for the second consecutive time, as the 9th most liquid shares on the IBOVESPA index for the theoretical May to August 2006 portfolio, as calculated by Bovespa, representing 2.9% of this index.

Braskem’s class “A” preferred shares trading on the BOVESPA (“BRKM5”) ended the quarter with a value of R$16.12 per share. Braskem’s ADRs (BAK) ended the quarter with a value of U.S.$ 14.91 per ADR.

Stock Performance - BRKM5	3/31/2005	6/30/2005	9/30/2005	12/31/2005	3/31/2006
Closing Price (R$ per share)	26.01	18.78	22.09	18.25	16.12
Return in the Quarter (%)	(18)	(28)	18	(17)	(12)
Accumulated Return (%)*	901	623	750	603	521
Bovespa Index Accumulated Return (%)*	136	122	180	197	237
Average Daily Trading Volume (R$ thousand)	30,078	24,000	31,059	25,489	26,921
Market Capitalization (R$ million)	9,429	6,809	8,007	6,617	5,844
Market Capitalization (US$ million)	3,537	2,897	3,603	2,827	2,690
ADR Performance - BAK	3/31/2005	6/30/2005	9/30/2005	12/31/2005	3/31/2006
Closing Price (R$ per ADR)	20.25	16.78	20.72	16.21	14.91
Return in the Quarter (%)	(21)	(17)	23	(22)	(8)
Accumulated Return (%)*	1,127	917	1,156	882	804
Average Daily Trading Volume (US$ thousand)	5,135	3,886	5,011	3,927	4,881
Other Information	3/31/2005	6/30/2005	9/30/2005	12/31/2005	3/31/2006
Total Number of Shares (million) **	362,524	362,524	362,524	362,524	362,524

. Common Shares (ON) - BRKM3	120,860	120,860	120,860	120,860	120,860

. Preferred Shares Class "A" (PNA) - BRKM5	240,860	240,860	240,860	240,860	240,860

. Preferred Shares Class "B" (PNB)	803	803	803	803	803

(-) Shares in Treasury (PNA) - BRKM5	(467)	(467)	(467)	(467)	(467)

= Total Number of Shares (ex Treasury)	362,056	362,056	362,056	362,056	362,056

ADR (American Depositary Receipt)	1 ADR = 2 BRKM5 shares

* Accumulated return since the market closing on December 30, 2002.

**Adjusted to reflect inplit from 250 to 1 share, in May 2005

Source: Economática/Braskem

7. List of Exhibits

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.8 million tons of petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

EXHIBIT I
Consolidated
Income Statement (1)
(R$ million)

Income Statement	1Q06 (A)	4Q05 (B)	1Q05 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)
Gross revenue	3,427	3,728	3,997	(8)	(14)
Net revenue	2,637	2,848	3,075	(7)	(14)
Cost of goods sold	(2,274)	(2,338)	(2,319)	(3)	(2)
Gross profit	363	510	756	(29)	(52)
Selling expenses	(61)	(29)	(58)	109	6
General and Administrative expenses	(108)	(128)	(110)	(16)	(2)
Depreciation and amortization	(81)	(80)	(97)	1	(17)
Other operating income (expenses)	92	32	6	183	1,338
Investments in Associated Companies	24	(25)	41	-	(42)
.Equity Result	62	14	79	353	(21)
.Amortization of goodwill/negative goodwill	(38)	(38)	(38)	1	1
Operating profit before financial result	229	281	539	(18)	(57)
Net operating result	(81)	(440)	(244)	(82)	(67)
Operating profit (loss)	148	(159)	295	-	(50)
Other non-operating revenue (expenses)	0	(8)	(13)	-	-
Profit (loss) before income tax and social contribution	148	(167)	282	-	(47)
Income tax / social contribution	(27)	108	(72)	-	(62)
Profit (loss) before minority interest	121	(59)	210	-	(42)
Minority Interest	1	54	(4)	(98)	-
Net profit (loss)	122	(5)	206	-	(41)

EBITDA	400	480	688	(17)	(42)
EBITDA Margin	15.2%	16.9%	22.4%	-1,7 p.p.	-7,2 p.p.
-Depreciacion and Amortization	194	175	190	11	3
. Cost	114	95	92	20	23
. Expense	81	80	97	1	(17)

1-Excludes the effects of the proportional consolidation (CVM-247) and for the 1Q05 and 4Q05 includes neither the CVM 247 nor the effects of CVM 408

 EXHIBIT II
Consolidated
Balance Sheet (1)
(R$ million)

ASSETS	3/31/2006 (A)	12/31/2005 (B)	Change (%) (A)/(B)

Current Assets	5,449	4,712	16
. Cash and Cash Equivalents	2,109	2,103	0
. Account Receivable	1,387	785	77
. Inventories	1,470	1,355	8
. Recoverable Taxes	331	297	12
. Dividends/Interest attribut.to Shareholders' Equity	6	37	(82)
. Next Fiscal Year Expenses	35	43	(18)
. Others	111	93	20

Long-Term Assets	1,125	1,182	(5)
. Related Parties	97	37	163
. Compulsory Deposits	96	160	(40)
. Deferred income taxes and social contributions	307	277	11
. Recoverable Taxes	518	478	8
. Marketable Securities	0	67	(100)
. Others	108	163	(34)

Fixed Assets	8,646	8,811	(2)
.Investments	1,256	1,306	(4)
.Plant, property and equipment	5,741	5,360	7
.Deferred	1,649	2,145	(23)

Total Assets	15,220	14,705	3

LIABILITIES AND SHAREHOLDERS' EQUITY	31/03/2006 (A)	31/12/2005 (A)	Var. (%) (A)/(B)

Current	4,200	3,933	7
. Suppliers	2,602	2,655	(2)
. Long-term loans	1,002	620	62
. Salaries and social charges	128	104	23
. Proposed dividends/interest attributable to shareholders	298	298	0
. Income Tax Payable	10	54	(81)
. Receivable Taxes	92	132	(31)
. Advances from Clients	33	36	(8)
. Others	36	33	9

Long-Term Liabilities	6,218	5,993	4
. Long-term loans	4,644	4,384	6
. Impostos e Contribuições a Recolher	1,384	1,440	(4)
. Others	190	169	13

Deferred Income	86	79	10

Minority Interest	120	111	8

Shareholders' Equity	4,596	4,590	0
. Capital	3,403	3,403	0
. Capital Reserves	281	397	(29)
. Treasury Shares	(15)	(15)	0
. Profit reserve	806	806	0
. Retained Earnings (Losses)	122	-	-

Total Liabilities and Shareholders' Equity	15,220	14,705	3

1- Excludes the effects of the proportional consolidation (CVM-247) and for December 31, 2005 includes neither the CVM 247 nor the effects of CVM 408 (with a variation on Accounts Receivable and on short term Financing – due to the change in the accounting of the FIDCs)

EXHIBIT III
Consolidated
Cash Flow
(R$ million)

Cash Flow	1Q06	4Q05	1Q05

Net Income for the Period	122	(5)	206
Expenses (Revenues) not affecting Cash	155	365	385
Depreciation and Amortization	194	174	190
Equity Result	(24)	18	(28)
Interest, Monetary and Exchange Restatement, Net	46	435	198
Minority Interest	(1)	(54)	4
User lincense sales	0	(58)	0
Others	(60)	(150)	21

Adjusted Profit (loss) before cash financial effects	277	360	591
Asset and Liabilities Variation, Current and Long Term	(296)	601	168
Asset Decutions (Additions)	(205)	257	(149)

Marketable Securities	(80)	(100)	1
Account Payable	0	287	(260)
Recoverable Taxes	(63)	30	(22)
Inventories	(90)	2	82
Advances Expenses	10	(22)	14
Dividends Received	28	29	47
Other Account Receivables	(10)	32	(10)
Derivatives Fair Value	0	0	0
Liabilities Additions (Reductions)	(91)	344	316

Suppliers	(58)	(23)	269
Advances to Clients	(4)	18	17
Fiscal Incentives	7	4	31
Taxes and Contributions	(56)	(7)	27
Creditorium Rights	0	363	0
Others	19	(11)	(28)
Cash resulting from operating activities	(19)	961	759
Investment Activities	(164)	(340)	(122)
Fixed assets sale	0	2	0
Investmen Allocation	0	5	(16)
Fixed Assets Allocation	(140)	(272)	(75)
Deferred Assets Allocation	(24)	(75)	(32)
Subsidiaries and Affiliated Companies, Net	(1)	(23)	(53)
Financing Activities	18	(441)	(538)
Inflows	418	239	276
Amortization and Paid Interest	(364)	(668)	(805)
Dividend/Interest attributable to Shareholders	(35)	(12)	(9)

Cash and Cash Equivalents Increase (Reduction)	(166)	157	45
Cash and Cash Equivalents at the beginning of period	2,079	1,921	1,697
Cash and Marketable Securities at the end of period	1,912	2,079	1,742

Excludes the effects from the proportional consolidation (CVM-247) but includes the effects of CVM 408 and of the OFÍCIO-CIRCULAR/CVM/SNC/ SEP Nº 01/2006

The tables above include the OFÍCIO-CIRCULAR/CVM/SNC/ SEP Nº 01/2006, which require the recognition of Securitized Receivables Funds (Fundo de Investimento em Direitos Creditórios or FIDC) as indebtedness and the effects of the CVM 408 rule, which require the consolidation of the special purpose companies. For your analysis/comparison, the same tables excluding these items are made available in exhibit VI.

EXHIBIT IV
Sales Volume
(tons)

Sales Volume (tons)	1Q06 (A)	4Q05 (B)	1Q05 (C)	Change% (A)/(B)	Change% (A)/(C)

Domestic Market
Polyolefins Unit	217,838	224,579	234,812	(3)	(7)
. PE´s - Polyethylene	109,077	123,296	126,844	(12)	(14)
. PP - Polypropylene	108,761	101,283	107,969	7	1

Vinyls Unit	204,264	205,971	204,046	(1)	0
. PVC - Polyvinyl Chloride	98,914	93,894	84,909	5	16
. Caustic Soda	105,351	112,077	119,137	(6)	(12)

Basic Petrochemical Unit	519,278	598,483	549,379	(13)	(5)
. Ethylene*	278,197	290,373	290,968	(4)	(4)
. Propylene*	99,334	144,882	90,349	(31)	10
. Butadiene	31,515	44,509	39,807	(29)	(21)
. Isoprene	3,290	3,222	3,403	2	(3)
. BTX	106,941	115,497	124,852	(7)	(14)

Export Market
Polyolefins Unit	74,068	71,192	99,590	4	(26)
. PE´s - Polyethylene	61,210	51,311	76,991	19	(20)
. PP - Polypropylene	12,858	19,880	22,599	(35)	(43)

Vinyls Unit	12,831	19,662	10,667	-35%	20
. PVC - Polyvinyl Chloride	12,831	10,669	10,667	20	20
. Caustic Soda	-	8,993	-	-	-

Basic Petrochemical Unit	86,060	76,972	114,650	12	(25)
. Ethylene	-	-	-	-	-
. Propylene*	29,606	7,812	46,392	279	(36)
. Butadiene	6,376	-	-	-	-
. Isoprene	13	853	1,380	(98)	(99)
. BTX	50,064	68,307	66,878	(27)	(25)

* Includes sales/transfers to Braskem’s Business Units

EXHIBIT V

Consolidated
Net Revenue by Business Unit
(R$ million)

Business Units (R$ million)	1Q06 (A)	4Q05 (B)	1Q05 (C)	Change % (A)/(B)	Change % (A)/(C)

Domestic Market	2,106	2,347	2,379	(10)	(11)
Basic Petrochemicals	978	1,185	995	(17)	(2)
Polyolefins	684	715	809	(4)	(15)
Vynils	360	360	430	0	(16)
Business Development	84	87	146	(3)	(42)

External Market	531	501	696	6	(24)
Basic Petrochemicals	283	266	314	6	(10)
Polyolefins	191	196	294	(3)	(35)
Vynils	37	35	64	5	(42)
Business Development	21	4	24	416	(12)

Total Net Revenue	2,637	2,848	3,075	(7)	(14)

EXHIBIT VI
Consolidated
Cash Flow and Financial Result without CVM 408
(R$ million)

Cash Flow	1Q06	4Q05	1Q05

Net Income for the Period	122	(5)	206
Expenses (Revenues) not affecting Cash	128	331	385
Depreciation and Amortization	194	174	190
Equity Result	(24)	18	(28)
Interest, Monetary and Exchange Restatement, Net	19	402	198
Minority Interest	(1)	(54)	4
User lincense sales	-	(58)	0
Others	(60)	(150)	21
Adjusted Profit (loss) before cash financial effects	250	327	591
Asset and Liabilities Variation, Current and Long Term	(271)	626	179
Asset Decutions (Additions)	(178)	645	(138)

Marketable Securities	(5)	(46)	1
Account Payable	(48)	621	(249)
Recoverable Taxes	(63)	30	(22)
Inventories	(90)	2	82
Advances Expenses	9	(22)	14
Dividends Received	28	29	47
Other Account Receivables	(10)	32	(10)
Derivatives Fair Value	-	0	0
Liabilities Additions (Reductions)	(93)	(19)	317

Suppliers	(58)	(23)	269
Advances to Clients	(4)	18	17
Fiscal Incentives	7	4	31
Taxes and Contributions	(56)	(7)	27
Creditorium Rights	-	0	0
Others	17	(11)	(27)
Cash resulting from operating activities	(21)	952	770
Investment Activities	(164)	(340)	(122)
Fixed assets sale	0	2	0
Investmen Allocation	-	5	(16)
Fixed Assets Allocation	(140)	(272)	(75)
Deferred Assets Allocation	(24)	(75)	(32)
Subsidiaries and Affiliated Companies, Net	(1)	(23)	(53)
Financing Activities	(272)	(432)	(549)
Inflows	128	235	276
Amortization and Paid Interest	(364)	(668)	(805)
Dividend/Interest attributable to Shareholders	(35)	0	(20)

Cash and Cash Equivalents Increase (Reduction)	(458)	157	45
Cash and Cash Equivalents at the beginning of period	2,078	1,920	1,697
Cash and Marketable Securities at the end of period	1,620	2,078	1,742

1-Excludes the effects of the proportional consolidation (CVM-247)
The tables above do not include the OFÍCIO-CIRCULAR/CVM/SNC/ SEP Nº 01/2006, which require the recognition of Securitized Receivables Funds (Fundo de Investimento em Direitos Creditórios or FIDC) as indebtedness and the effects of the CVM 408 rule, which require the consolidation of the special purpose companies. For your analysis/comparison, the same tables including these items are made available in exhibit III.

(R$ million)
	1Q06	4Q05	1Q05
Financial Expenses	18	(592)	(284)
Interest / Vendor	(96)	(98)	(123)
Monetary Restatement	(58)	(62)	(53)
F/X on Liabilities	295	(312)	(25)
CPMF/IOF/Income Tax/Banking Expe	(19)	(28)	(25)
Other	(104)	(91)	(59)
Financial Revenue	(102)	152	40
Interest	37	40	28
Monetary Restatement	2	3	4
F/X on Assets	(141)	109	8

Net Financial Result	(83)	(440)	(244)

(R$ million)
	1Q06	4Q05	1Q05

Net Financial Result	(83)	(440)	(244)

Foreign Exchange Gain Variation (F/X)	154	(203)	(17)
Monetary Restatement (MR)	(56)	(59)	(48)

Financial Result less F/X and MR	(181)	(177)	(178)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer